UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

MONTEREY INNOVATION ACQUISITION CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

61240F108
(CUSIP Number)

Jonas Grossman
Manager
Chardan Monterey Investments LLC
17 State Street, 21st Floor
New York, NY  10004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Erik C. Luchs
c/o Chardan
1 East Putnam Avenue, 4th Floor
Greenwich, CT 06830

March 9, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Entity’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61240F108

(1)	Names of Reporting Entities Chardan Monterey Investments LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power
	(8)	Shared voting power 1,102,500
	(9)	Sole dispositive power
	(10)	Shared dispositive power 1,102,500
(11)	Aggregate amount beneficially owned by each Reporting Entity 1,102,500
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 22.5% (1)
(14)	Type of Reporting Entity (see instructions) OO

(1)	Calculation is based upon 4,894,384 shares of Common Stock of the Issuer issued and outstanding as of November 10, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022.

CUSIP No. 61240F108

(1)	Names of Reporting Entities Jonas Grossman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 35,000
	(8)	Shared voting power 1,102,500
	(9)	Sole dispositive power 35,000
	(10)	Shared dispositive power 1,102,500
(11)	Aggregate amount beneficially owned by each Reporting Entity 1,137,500
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 23.2% (2)
(14)	Type of Reporting Entity (see instructions) IN

(2)	Calculation is based upon 4,894,384 shares of Common Stock of the Issuer issued and outstanding as of November 10, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 10, 2022.

Item 1.	Security and Issuer.

The class of equity security to which this Statement on Schedule 13D (“Statement”) relates is shares of common stock, par value $0.0001 per share (“Common Stock”) of Monterey Innovation Acquisition Corp., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 17 State Street, 21st Floor, New York, NY 10004. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Chardan Monterey Investments LLC, a Delaware limited liability company (the “Sponsor”); and

(ii) Mr. Jonas Grossman (“Mr. Grossman”), Manager of the Sponsor and Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

(b) The address of the principal business office of the Sponsor is 17 State Street, 21st Floor, New York, NY 10004. The address of the principal business office of Mr. Grossman is 1 East Putnam Avenue, 4th Floor, Greenwich, CT 06830.

(c) The principal business of the Sponsor is investing in securities and providing strategic growth support to the targets of those investments. The principal business of Jonas Grossman is investment banking and principal investing.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of which such person was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Grossman is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4 of this Schedule 13D , which information is incorporated herein by reference.

Item 4.	Purpose of Transaction.

On September 18, 2020, the Sponsor purchased 5,000,000 shares of the Issuer’s Common Stock for $25,000, or $0.005 per share (such shares, the “founder shares”). On May 20, 2021, the Sponsor transferred 687,500 founder shares back to the Issuer for no consideration. On May 21, 2021, the Sponsor transferred 3,315,625 founder shares to NorthStar Bio Ventures, LLC (“NorthStar”) at a price of $0.006 per share. On May 21, 2021, NorthStar transferred 35,000 founder shares to Mr. Grossman at a price of $0.006 per share. On September 1, 2021, the Sponsor transferred 359,375 founder shares to the Issuer for no consideration.

On September 30, 2021, the Issuer consummated its Initial Public Offering (the “IPO”) of 11,500,000 units, each consisting of one share of Common Stock and one warrant to purchase one share of Common Stock for $11.50 per share, which amount includes 1,500,000 units that were subject to the underwriters’ over-allotment option, which was exercised in full.

In a private placement (the “Private Placement”) that occurred simultaneously with the consummation of the IPO, the Sponsor purchased an aggregate of 1,250,000 warrants (“Private Placement Warrants”) at $1.00 per Private Placement Warrant, generating total proceeds of $1,250,000. In connection with the full exercise of the underwriters’ over-allotment option, the Sponsor purchased an additional 112,500 private warrants at a price of $1.00 per private warrant, generating additional gross proceeds of $112,500. A portion of the proceeds from the sale of the Private Placement Warrants were added to the net proceeds from the IPO deposited in the Issuer’s SPAC trust account (the “Trust Account”). If the Issuer does not complete a business combination within the period (the “Combination Period”) allowed by Issuer’s amended and restated certificate of incorporation (as amended, the “Current Charter”), the Private Placement Warrants will expire worthless. The Private Placement Warrants are non-redeemable for cash and exercisable on a cashless basis so long as they are held by the initial purchasers or their permitted transferees. The Private Placement Warrants are not currently exercisable, and they will not be exercisable, if ever, until after the completion of a business combination by the Issuer, and accordingly, the Common Stock issuable upon exercise of the Private Placement Warrants are not included in this Schedule 13D.

Pursuant to the Letter Agreements (as defined below) described in Item 6 of this Schedule 13D, which information is incorporated herein by reference, each of the Reporting Parties, among others, agreed: (1) to waive their redemption rights with respect to their founder shares and public shares, insofar as rights would enable them to receive funds from the Trust Account, in connection with the completion of the Issuer’s initial business combination or any amendment to the provisions of the Issuer’s amended and restated certificate of incorporation relating to the Issuer’s pre-initial business combination activity and related stockholders’ rights; and (2) to waive their rights to liquidating distributions from the Trust Account with respect to any founder shares they hold, if the Issuer fails to complete its initial business combination within the Combination Period from closing of the IPO (although they will be entitled to liquidating distributions from the Trust Account with respect to any shares of Common Stock included as part of the units sold in the IPO they hold if the Issuer fails to complete its initial business combination within the prescribed time frame).

On March 9, 2023, NorthStar and the Sponsor, as co-sponsors of the Issuer, entered into an agreement pursuant to which NorthStar transferred 478,125 founder shares to the Sponsor for a purchase price of $0.006 per share. As a result of such acquisition of shares by the Sponsor following the IPO, the reporting persons are required to file this Schedule 13D.

On March 9, 2023, NorthStar and the Sponsor entered into agreements with three new directors of the Issuer to transfer an aggregate of 35,000 founder shares to each such director for a purchase price of $0.006 per share.

The source of funds for the acquisitions described above was the working capital of the Sponsor or the personal funds of Mr. Grossman, as applicable. The securities owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, and, subject to the agreements described below in Item 6, retain or sell all or a portion of the securities then held in the open market or in privately negotiated transactions. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake with respect to securities of the issuer may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

As Chairman of the Board of Directors and Chief Executive Officer of the Issuer, Mr. Grossman may be involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s board of directors.

Other than as described above and in Item 6 of this Schedule 13D, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 23.5% of the outstanding shares of the Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned assume 4,894,384 shares of Common Stock outstanding, based on information included in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 10, 2022.

The Sponsor may be deemed to have beneficial ownership of 1,102,500 shares of Common Stock. Mr. Grossman may be deemed to have beneficial ownership of 1,137,500 shares of Common Stock.

Sponsor:

(i)	Amount beneficially owned: 1,102,500

(ii)	Percent of Class: 22.5%

(iii)	Sole power to vote or to direct the vote: 0

(iv)	Shared power to vote or to direct the vote: 1,102,500

(v)	Sole power to dispose or to direct the disposition of: 0

(vi)	Shared power to dispose or to direct the disposition of: 1,102,500

Mr. Grossman:

(i)	Amount beneficially owned: 1,137,500

(ii)	Percent of Class: 23.2%

(iii)	Sole power to vote or to direct the vote: 35,000

(iv)	Shared power to vote or to direct the vote: 1,102,500

(v)	Sole power to dispose or to direct the disposition of: 35,000

(vi)	Shared power to dispose or to direct the disposition of: 1,102,500

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c) On March 9, 2023, NorthStar and the Sponsor, as co-sponsors of the Issuer, entered into an agreement pursuant to which NorthStar transferred 478,125 founder shares to the Sponsor for a purchase price of $0.006 per share. Also on March 9, 2023, NorthStar and the Sponsor entered into agreements with three new directors of the Issuer to transfer an aggregate of 35,000 founder shares to each such director for a purchase price of $0.006 per share.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Common Stock

On September 18, 2020, the Sponsor purchased 5,000,000 founder shares for $0.005 per share. On May 20, 2021, the Sponsor transferred 687,500 founder shares back to the Issuer for no consideration. On May 21, 2021, the Sponsor transferred 3,315,625 founder shares to NorthStar at a price of $0.006 per share. On May 21, 2021, NorthStar transferred 35,000 founder shares to Mr. Grossman at a price of $0.006 per share. On September 1, 2021, the Sponsor transferred 359,375 founder shares to the Issuer for no consideration.

On September 30, 2021, the Issuer consummated its IPO of 11,500,000 units, each consisting of one share of Common Stock and one warrant to purchase one share of Common Stock for $11.50 per share, which amount includes 1,500,000 units that were subject to the underwriters’ over-allotment option, which was exercised in full.

On March 9, 2023, NorthStar and the Sponsor, as co-sponsors of the Issuer, entered into an agreement pursuant to which NorthStar transferred 478,125 founder shares to the Sponsor for a purchase price of $0.006 per share. Also on March 9, 2023, NorthStar and the Sponsor entered into agreements with three new directors of the Issuer to transfer an aggregate of 35,000 founder shares to each such director for a purchase price of $0.006 per share. The terms of such sales are described further below under the section “Share Transfer Agreements”.

Share Transfer Agreements

On March 9, 2023, NorthStar and the Sponsor, as co-sponsors of the Issuer, entered into an agreement (“Co-Sponsor Share Transfer Agreement”) pursuant to which NorthStar transferred 478,125 founder shares to the Sponsor for a purchase price of $0.006 per share, which is equal to the initial purchase price paid by NorthStar for such founder shares.

On March 9, 2023, each of NorthStar and the Sponsor entered into agreements (“Director Share Transfer Agreements” and, together with the Co-Sponsor Share Transfer Agreement, the “Share Transfer Agreements”) with Chris Coleman, Jory Des Jardins and Roderick Hardamon, who were appointed as new directors of the Issuer, to transfer an aggregate of 35,000 founder shares to each such director for a purchase price of $0.006 per share, which is equal to the initial purchase price paid by NorthStar for such founder shares.

The foregoing description of the Share Transfer Agreements is qualified in its entirety by reference to the full text of such agreements, a copy of the form of which is filed as Exhibit 99.2 hereto.

Letter Agreements

In connection with the IPO, the Sponsor and each member of the Issuer’s board of directors and each of its executive officers (including Mr. Grossman as a director of the Issuer) entered into letter agreements (the “Original Letter Agreements”), pursuant to which they agreed: (1) to waive their redemption rights with respect to their founder shares and public shares, insofar as rights would enable them to receive funds from the Trust Account, in connection with the completion of the Issuer’s initial business combination or any amendment to the provisions of its amended and restated certificate of incorporation relating to the Issuer’s pre-initial business combination activity and related stockholders’ rights; and (2) to waive their rights to liquidating distributions from the Trust Account with respect to any founder shares they hold, if the Issuer fails to complete its initial business combination within the Combination Period from closing of the IPO (although they will be entitled to liquidating distributions from the Trust Account with respect to any shares of Common Stock included as part of the units sold in the IPO they hold if the Issuer fails to complete its initial business combination within the prescribed time frame).

Additionally on March 9, 2023, the Company, NorthStar and the Sponsor entered into an amended and restated letter agreement, dated March 9, 2023 (the “A&R Sponsor Letter Agreement”, together with the Original Letter Agreements and the Insiders Letter Agreement, the “Letter Agreements”), to reflect, among other things, the transfer of founder shares between NorthStar and the Sponsor.

The foregoing description of the Letter Agreements is qualified in its entirety by reference to the full text of such agreements, a copy of each of which is filed as Exhibit 99.3 and Exhibit 99.4 hereto.

Private Placement Warrant Purchase Agreement

On September 30, 2021, the Sponsor purchased an aggregate of 1,250,000 warrants (the “Private Placement Warrants”) for an aggregate purchase price of $1,250,000 that occurred simultaneously with the closing of the IPO, pursuant to the Private Placement Warrants Purchase Agreement, dated September 30, 2021 (the “Private Placement Warrant Purchase Agreements”). Each Private Placement Warrant entitles its holder to purchase one whole share of Common Stock at an exercise price of $11.50 per share.

The foregoing description of the Private Placement Warrant Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 99.5 hereto.

Registration Rights Agreement

On September 30, 2021, the holders of the founder shares or Private Placement Warrants (and any shares of Common Stock issuable upon the exercise of the Private Placement Warrants) entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which they have registration rights to require the Issuer to register such securities for resale. The holders of the majority of these securities are entitled to make up to two demands, excluding short form demands, that the Issuer register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a business combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 99.6 hereto.

Indemnification Agreements

In connection with its IPO, the Issuer entered into an indemnification agreement (the “Indemnification Agreement”) with Mr. Grossman, pursuant to which the Issuer agreed to indemnify and advance certain expenses to Mr. Grossman, to the fullest extent permitted by applicable law, if Mr. Grossman is or is threatened to be made a party to certain proceedings by reason of his service to the Issuer.

The foregoing description of the Indemnification Agreements is qualified in its entirety by reference to the full text of such agreement, a copy of the form of which is filed as Exhibit 99.7 hereto.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of March 10, 2023, by and between the Reporting Persons.

99.2	Form of Share Transfer Agreement (incorporated by reference herein to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 10, 2023).

99.3	Letter Agreement, dated September 30, 2021, among the Company and each of the executive officers and directors of the Company (incorporated by reference herein to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 6, 2021).

99.4	Letter Agreement, dated March 9, 2023, among the Company, NorthStar Bio Ventures, LLC and Chardan Monterey Investments LLC (incorporated by reference herein to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 10, 2023).

99.5	Private Placement Warrants Purchase Agreement, dated September 30, 2021, between the Company and Chardan Monterey Investments LLC (incorporated by reference herein to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 6, 2021).

99.6	Registration and Stockholder Rights Agreement, dated September 30, 2021, among the Company, NorthStar Bio Ventures, LLC, Chardan Monterey Investments LLC and each of the executive officers and directors of the Company (incorporated by reference herein to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 6, 2021).

99.7	Form of Indemnity Agreement (incorporated by reference herein to Exhibit 10.9 of the Issuer’s Current Report on Form 8-K filed with the SEC on October 6, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2023

Chardan Monterey Investments LLC

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Manager

By:	/s/ Jonas Grossman
Name:	Jonas Grossman